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                                                                    EXHIBIT 99.1

                CASCADES TO RE-FOCUS ITS LACHUTE PLANT ACTIVITIES


KINGSEY FALLS, NOVEMBER 26, 2003 - Cascades Inc. (CAS-TSX) announced today that its Tissue Group has informed the employees of its Lachute, Quebec mill that, as of March 1st 2004, it will no longer be producing paper bags.

The Company has decided to withdraw from this non-core sector in order to concentrate operations at this mill on the manufacture of hand towels produced from recycled paper fibers.

Management and union representatives are working together to minimize the impact of this decision, the consequences of which will include the elimination of 49 jobs. Employees affected by this decision will be offered a number of options including reclassification and early retirement.

The Lachute mill, which has been part of the Cascades Group since 1995 and is now entering its 124th year of operations, will henceforth have an employee base of 147 workers.

Cascades Tissue Group is a leader in the manufacturing of tissue paper in the consumer and away-from-home markets. With 15 plants, 13 distribution centres and 2,200 employees, Cascades Tissue Group is ranked the 2nd largest tissue producer in Canada and 4th in North America. Its line of products include: bathroom tissue, household towels, facial tissues, hand towels and napkins.

                           -------------------------

CASCADES INC. IS A LEADER IN THE MANUFACTURING OF PACKAGING PRODUCTS, TISSUE PAPER AND SPECIALIZED FINE PAPERS. INTERNATIONALLY, CASCADES EMPLOYS 14,000 PEOPLE AND OPERATES CLOSE TO 150 MODERN AND VERSATILE OPERATING UNITS LOCATED IN CANADA, THE UNITED STATES, FRANCE, ENGLAND, GERMANY AND SWEDEN. CASCADES RECYCLES MORE THAN TWO MILLION TONS OF PAPER AND BOARD ANNUALLY, SUPPLYING THE MAJORITY OF ITS FIBRE REQUIREMENTS. LEADING EDGE DE-INKING TECHNOLOGY, SUSTAINED RESEARCH AND DEVELOPMENT, AND 39 YEARS IN RECYCLING ARE ALL DISTINCTIVE STRENGTHS THAT ENABLE CASCADES TO MANUFACTURE INNOVATIVE VALUE-ADDED PRODUCTS. CASCADES' COMMON SHARES ARE TRADED ON THE TORONTO STOCK EXCHANGE UNDER THE TICKER SYMBOL CAS.

                                      -30-

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
         INFORMATION:                                SOURCE:

         Mr. Stephane Mailhot                        Ms. Suzanne Blanchet
         Director, Corporate Communications          President and Chief Executive Officer
         Cascades Inc.                               Cascades Tissue Group
         (819) 363-5161                              suzanne_blanchet@cascades.com
         stephane_mailhot@cascades.com

         Mr. Marc Jasmin
         Director, Investor Relations
         Cascades Inc.
         (514) 282-2681
         marc_jasmin@cascades.com



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